EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three and six month periods ended June 30, 2004 and 2005 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2004 and 2005:

	Three months ended March 31,		Six months ended June 30,
	2004	2005	2004	2005
Income (loss) from continuing operations available to common stockholders	$1,639	$238	$4,571	$(922)
Income from discontinued operations available to common stockholders	(2,097)	(7)	(1,977)	350
Change in accounting method	—	—	—	(22,756)
Effect of dilutive securities	—	—	—	—
Net income available to common stockholders	$(458)	$231	$2,594	$(23,328)

Weighted average number of common shares outstanding for basic EPS computation	17,764	18,325	17,710	18,227
Effect of dilutive securities:
Stock options	494	501	489	—
Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,258	18,826	18,199	18,227

Basic earnings (loss) per common share:
Continuing operations	$0.09	$0.01	$0.26	$(0.05)
Discontinued operations	$(0.12)	$—	$(0.11)	$0.02
Cumulative effect of change in accounting method	$—	$—	$—	$(1.26)
Net income (loss)	$(0.03)	$0.01	$0.15	$(1.29)

Diluted earnings (loss) per common share:	$0.09	$0.01	$0.25	$(0.05)
Continuing operations
Discontinued operations	$(0.12)	$0.00	$(0.11)	$0.02
Cumulative effect of change in accounting method	$—	$—	$—	$(1.26)
Net income (loss)	$(0.03)	$0.01	$0.14	$(1.29)

Options to purchase $0.1 million and $1.4 million shares were not included in the computation of diluted earnings per share for the three and six month periods, respectively ending June 30, 2005, because the effect would be antidilutive.  Options to purchase 0.2 million shares were not included in the computation of diluted earnings per share for the periods ending June 30, 2004, because the effect would be antidilutive.

The convertible junior subordinated debenture is convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.